UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CLOG LLC
         I.R.S. Identification Number:11-3479491

         The Nybor Group, Inc.
         I.R.S. Identification Number: 11-3095214

         Warren Schreiber

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ]   (b)[   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CLOG LLC - State of New York
         The Nybor Group, Inc. - State of New York
         Warren Schreiber - United States of America

 NUMBER OF  SHARES                    7  SOLE VOTING POWER
                                            CLOG LLC - 0
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 0

 BENEFICIALLY  OWNED BY               8  SHARED VOTING POWER
                                            CLOG LLC - 1,400,000
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 1,400,000
                                            (represents amount beneficially
                                            owned by CLOG LLC)

 EACH  REPORTING                      9  SOLE DISPOSITIVE POWER
                                            CLOG LLC - 0
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 0




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 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            CLOG LLC - 1,400,000
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 1,400,000
                                            (represents amount
                                            beneficially owned by CLOG LLC)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            CLOG LLC - 1,400,000
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 1,400,000
                                            (represents amount
                                            beneficially owned by CLOG LLC)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            CLOG LLC - 20.4%
                                            The Nybor Group, Inc. - 0%
                                            Warren Schreiber - 20.4%
                                            (represents amount beneficially
                                            owned by CLOG LLC)

14       TYPE OF REPORTING PERSON*
                                            CLOG LLC - CO
                                            The Nybor Group, Inc. - CO
                                            Warren Schreiber - IN



                                        3

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Item 1.  Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

     Reference is made to Item 2 of Amendment  No. 2 to the  Reporting  Persons'
Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on June 28, 1999 ("Amendment No. 2").

     Reference is further made to Item 2 of Amendment No. 6 to the Reporting Persons' Schedule 13D, filed with the SEC on October 14, 1999.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

     On December 31, 1999, pursuant to a letter agreement of the same date, Conolog and CLOG agreed to extend until December 31, 2001 CLOG's option and right to purchase Conolog convertible debentures pursuant to the terms of the Amended and Restated Option Agreement between CLOG and Conolog, dated May 5, 1999, as described in Amendment No. 2.

     Also on December 31, 1999, pursuant to a letter agreement of the same date (the "Nybor Letter Agreement"), Nybor and Conolog agreed to amend the terms of the Amended and Restated Consulting Agreement between Nybor and Conolog, dated May 5, 1999 (the "Amended and Restated Consulting Agreement"), as described in Amendment No. 2, to provide that the total number of shares of Common Stock of Conolog to which Nybor was entitled pursuant thereto would be reduced from 1,057,143 to 300,000. Concurrently with the execution of the Nybor Letter Agreement, Nybor delivered to Conolog a stock certificate evidencing the 757,143 excess shares of Common Stock of Conolog previously issued to Nybor pursuant to the Amended and Restated Consulting Agreement.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire additional convertible debentures described in Amendment No. 2, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them

                                        4

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in the open market, in privately negotiated  transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons hold 1,400,000 shares of Common Stock issuable upon the exercise of a currently exercisable option held by CLOG for the purchase of immediately convertible debentures, which represent 20.4% of the total shares of Common Stock outstanding as of December 1, 1999. CLOG has shared voting and dispositive power with respect to such shares of Common Stock, Nybor does not have voting or dispositive power with respect to any shares of Common Stock of Conolog and Mr. Schreiber, as controlling member of CLOG, has shared voting and dispositive power with respect to all of the shares of Common Stock beneficially owned by CLOG.

     The percentage for the Reporting Persons in the aggregate and for CLOG and Mr. Schreiber individually was calculated using as the denominator the sum of
(i) the 1,400,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures and (ii) the 6,229,409 outstanding shares of Common Stock as of December 1, 1999, based upon the Quarterly Report on Form 10-Q filed by Conolog for the period ended October 31, 1999 (the "Form 10-Q"), less the 8,776 shares of Common Stock of Conolog indicated in the Form 10-Q as being held as treasury stock, less the 757,143 shares of Common Stock transferred to Conolog from Nybor, as described in Item 4 hereof.

         (b) See Item 6.

         (c) See Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         As described in Amendment No. 2, the Restated Option Agreement provides that CLOiG shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.

Item 7.  Material to be Filed as Exhibits.

         (1) Agreement among the Reporting Persons.

         (2) Letter  agreement,  dated  December  31,  1999,  between  CLOG and
Conolog.

         (3) Letter  agreement,  dated  December  31,  1999,  between  Nybor and
Conolog.


                                        5

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 3, 2000

                                             CLOG LLC


                                             By: /s/ Warren Schreiber
                                                -----------------------------
                                                 Warren Schreiber, Member


                                             /s/ Warren Schreiber
                                             --------------------------------
                                             Warren Schreiber


                                             THE NYBOR GROUP, INC.


                                             By:  /s/ Warren Schreiber
                                                ------------------------------
                                               Warren Schreiber, President

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                                    EXHIBIT 1


     The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: January 3, 2000

                                     CLOG LLC


                                      By: /s/ Warren Schreiber
                                         ---------------------------------
                                        Warren Schreiber, Member


                                        /s/ Warren Schreiber
                                      ------------------------------------
                                      Warren Schreiber



                                      THE NYBOR GROUP, INC.


                                      By: /s/ Warren Schreiber
                                         ---------------------------------
                                         Warren Schreiber, President



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